SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             NetScout Systems, Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                  64115 T 10 4
                                  ------------
                                 (CUSIP Number)

                                 Narendra Popat
                           c/o NetScout Systems, Inc.
                               310 Littleton Road
                          Westford, Massachusetts 01886
                                 (978) 614-4000

                                    Copy to:
                              Miguel J. Vega, Esq.
                            Sullivan & Worcester LLP
                             One Post Office Square
                           Boston, Massachusetts 02109
                                 (617) 338-2448
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 10, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 8 Pages)

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CUSIP No. 64115 T 10 4                                         Page 2 of 8 Pages
----------------------                                         -----------------

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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Narendra Popat

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
        (SEE INSTRUCTIONS)                                          (b) |_|

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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
        PURSUANT TO ITEMS 2(d) or 2(e)
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

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                    7    SOLE VOTING POWER

   NUMBER OF             1,498,535
    SHARES          ------------------------------------------------------------
 BENEFICIALLY        8    SHARED VOTING POWER
   OWNED BY
     EACH                 823,197
  REPORTING         ------------------------------------------------------------
    PERSON          9    SOLE DISPOSITIVE POWER
     WITH
                          1,498,535
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         823,197
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,321,732
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)

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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.5%
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   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
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                              (Page 2 of 8 Pages)

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CUSIP No. 64115 T 10 4                                         Page 3 of 8 Pages
----------------------                                         -----------------

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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Jyoti Popat

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
        (SEE INSTRUCTIONS)                                          (b) |_|

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
        PURSUANT TO ITEMS 2(d) or 2(e)
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

   NUMBER OF                    1,465,772
    SHARES                 -----------------------------------------------------
 BENEFICIALLY              8    SHARED VOTING POWER
   OWNED BY
     EACH                       625,536
  REPORTING                -----------------------------------------------------
    PERSON                 9    SOLE DISPOSITIVE POWER
     WITH
                                 1,465,772
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                625,536
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,091,308
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          |_|
        CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
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                                  Schedule 13D

                              (Page 3 of 8 Pages)

         This Amendment No. 1 to original Schedule 13D filed July 30, 2003 by Narendra Popat is being filed to reflect the transactions referenced in Item 3 below and to update certain other information.

Item 1.    Security and Issuer.

         The title of the class of equity securities of NetScout Systems, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's common stock, par value $0.001 per share (the "Common Stock"). The address of the principal executive offices of the Company is 310 Littleton Road, Westford, MA 01886.

Item 2.    Identity and Background.

         (a) This statement is being filed by Narendra Popat and Joyti Popat.

         (b) The business address of Mr. Popat is c/o NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886. The residential address of Ms. Popat is 355 Pope Road, Concord, MA 01742.

         (c) Mr. Popat serves as Chairman of the Board and Secretary of the Company, a provider of network management solutions. The address of the Company is 310 Littleton Road, Westford, MA 01886. Ms. Popat is a homemaker.

         (d), (e) Mr. Popat and Ms. Popat have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Popat and Ms. Popat are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

         On November 10, 2004, The Narendra Popat Trust, a trust of which Mr. Popat is the trustee, transferred 400,000 shares of Common Stock of the Company (the "Shares") to a blind trust (the "Blind Trust") established by Mr. Popat in connection with a Rule 10b5-1 sales plan established by Mr. Popat. Mr. Popat is not a trustee of the Blind Trust and does not have any voting or dispositive power over the Shares. Atlantic Trust Company, N.A., is the trustee of the Blind Trust and has sole voting and dispositive control over the Shares held by the Blind Trust. The Shares were transferred to the Blind Trust without consideration.

Item 4.    Purpose of Transaction.

         Mr. Popat and Ms. Popat have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

         (a) Aggregate Beneficial Ownership: Mr. Popat beneficially owns an aggregate of 2,321,732 shares of Common Stock, which constitute approximately 7.5% of the 30,970,972 shares of Common Stock outstanding on August 2, 2005 (as provided by the Company). Ms. Popat beneficially owns an aggregate of 2,091,308 shares of Common Stock, which constitute approximately 6.8% of the 30,970,972 shares of Common Stock outstanding on August 2, 2005 (as provided by the Company).

                              (Page 4 of 8 Pages)

         Sole Voting or Dispositive Power: Mr. Popat has sole voting or dispositive power over 1,498,535 shares of Common Stock. Ms. Popat has sole voting or dispositive power over 1,465,772 shares of Common Stock.

         Shared Voting or Dispositive Power: An aggregate of 333,717 shares of Common Stock are held by two trusts for the benefit of Mr. Popat's children, of which Mr. Popat is one of two trustees of each such trust; 340,000 shares of Common Stock are held by a family limited partnership, of which Mr. Popat and Ms. Popat are the general partners and trusts for the benefit of their children are limited partners; 149,480 shares of Common Stock are held by The HOPE Foundation USA - 1999, a charitable trust, of which Mr. Popat and Ms. Popat are co-trustees; and 136,056 shares of Common Stock are held by two trusts for the benefit of Ms. Popat's children, of which Ms. Popat is one of two trustees of each such trust.

         Disclaimed Beneficial Ownership: Mr. Popat may be deemed to beneficially own the 2,091,308 shares of Common Stock beneficially owned by his spouse, Ms. Popat. Mr. Popat disclaims beneficial ownership of 1,601,828 of such shares. Ms. Popat may be deemed to beneficially own the 2,636,257 shares of Common Stock beneficially owned by her spouse, Mr. Popat. Ms. Popat disclaims beneficial ownership of 1,832,252 of such shares.

         The amounts beneficially owned by Mr. Popat and Ms. Popat do not include an aggregate of 916,171 shares of Common Stock held by The Jyoti N. Popat GRAT III - 2003, 130,000 shares of Common Stock held by The Popat Family Trust - 2001, and 400,000 shares held by the Blind Trust referred to in Item 3 above. Neither Mr. Popat nor Ms. Popat have voting or dispositive power over the shares of Common Stock held by such trusts.

         (b)  Number of shares of Common Stock as to which Mr. Popat has:

              (i)   Sole power to vote or to direct the vote: 1,498,535

              (ii)  Shared power to vote or to direct the vote: 823,197

              (iii) Sole power to dispose or to direct the disposition of:
                    1,498,535

              (iv)  Shared power to dispose or to direct the disposition of:
                    823,197

              Number of shares of Common Stock as to which Ms. Popat has:

              (i)   Sole power to vote or to direct the vote: 1,465,772

              (ii)  Shared power to vote or to direct the vote: 625,536

              (iii) Sole power to dispose or to direct the disposition of:
                    1,465,772

              (iv)  Shared power to dispose or to direct the disposition of:
                    625,536

         Mr. Popat and Ms. Popat share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 340,000 shares of Common Stock held by a family limited partnership, of which Mr. Popat and Ms. Popat are the general partners and trusts for the benefit of their children are limited partners, and 149,480 shares of Common Stock are held by The HOPE Foundation USA - 1999, a charitable trust, of which Mr. Popat and Ms. Popat are co-trustees.

                               (Page 5 of 8 Pages)

         Mr. Popat and Sharon Cohen, as the two trustees of trusts for the benefit of Mr. Popat's children, share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 333,717 shares of Common Stock held in such trusts. Ms. Popat and Ms. Cohen, as the two trustees of trusts for the benefit of Ms. Popat's children, share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 136,056 shares of Common Stock held in such trusts. The business address of Ms. Cohen is c/o Atlantic Trust Company, N.A., 100 Federal Street, Boston, Massachusetts 02110. Ms. Cohen is a employee of Atlantic Trust Company, N.A., a trust company. The address of Atlantic Trust Company is 100 Federal Street, Boston, Massachusetts 02110. To the knowledge of Mr. and Ms. Popat, Ms. Cohen has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Ms. Cohen is a citizen of the United States.

         (c) Mr. Popat and Ms. Popat have not effected any transactions in shares of Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by Mr. Popat and Ms. Popat.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Mr. Popat and Ms. Popat are co-trustees of The HOPE Foundation USA - 1999, a charitable trust dated November 19, 1999, which holds 149,480 shares of Common Stock. 340,000 shares of Common Stock are held by The Popat Family Limited Partnership dated August 21, 1997, of which Mr. Popat and Ms. Popat are the general partners and trusts for the benefit of their children are limited partners. Mr. Popat and Ms. Cohen are co-trustees of The Saagar Popat Trust and The Sajeev Popat Trust, each of which is dated August 21, 1997 and collectively hold 333,717 shares of Common Stock. Ms. Popat and Ms. Cohen are co-trustees of The Narendra Popat Family Trust f/b/o Saagar Popat and The Narendra Popat Family Trust f/b/o Sajeev Popat, each of which is dated December 1, 1995 and collectively hold 136,056 shares of Common Stock.

         All of the shares of Common Stock held by the aforementioned trusts and family limited partnership are held for investment and estate planning purposes. No agreements exist with respect to the voting of the shares of Common Stock held by the aforementioned trusts and family limited partnership.

Item 7.    Material to be Filed as Exhibits.

         Agreement to file joint Schedule 13D/A.

                               (Page 6 of 8 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 29, 2005


                                                  /s/ Narendra Popat
                                                  ------------------
                                                  Narendra Popat


                                                  /s/ Jyoti Popat
                                                  ---------------
                                                  Jyoti Popat


                              (Page 7 of 8 Pages)